TRAFFIC AND CAPACITY STATISTICS - DECEMBER 2002

Summary of the headline figures

In December 2002, overall load factor improved by 2.0 points to 66.6 per cent. Passenger capacity, measured in Available Seat Kilometres, was 0.9 per cent below December 2001 while traffic, measured in Revenue Passenger Kilometres, rose by 2.8 per cent. This resulted in a passenger load factor improvement of 2.5 points versus last year, to 71.2 per cent. The rise in traffic comprised a 1.0 per cent reduction in premium traffic and a 3.3 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres, increased by 2.5 per cent.

For the October - December quarter, ASKs reduced by 2.1 per cent, with RPKs rising by 6.4 per cent. This resulted in an increase in passenger load factor increase of 5.7 points, to 70.9 points. This comprised a 10.1 per cent rise in premium traffic and 5.8 per cent increase in non-premium traffic. CTKs rose by 9.8 per cent.

Market conditions

The global economic environment continues to be difficult and as a result, trading conditions are challenging. As previously forecast, revenue for the financial year will be down versus last year.

Costs

As a result of Yen depreciation against sterling, there will be a non-cash accounting credit of £1 million in the third quarter financial results.

Strategic developments

British Airways announced it is to switch its current aircraft order with Airbus to receive 10 A321 aircraft instead of 12 A318 aircraft and three A319 aircraft. The airline’s capital spend with Airbus for the orders placed in 1998 and 1999 remains unchanged. The 108-seater A318s and the 126-seater A319s were ordered originally to be based at regional airports in the UK. However, as part of its fleet simplification strategy, British Airways has decided to base its Airbus fleet at London’s Heathrow and Gatwick airports and re-deploy its fleet of 16 110-seater RJ100 aircraft from Gatwick to the British Airways CitiExpress fleet at regional airports. As the Airbus fleet will now be based in London, switching the order to A321s, which can have up to 195 seats, enables the airline to use the larger aircraft on high density routes from Heathrow to continental Europe. The A321s, which are powered by IAE V2500 series engines, will be delivered between September 2004 and December 2005.

British Airways announced it is to begin flying from London City Airport in April 2003 with the launch of three new routes to Frankfurt, Glasgow and Paris Charles de Gaulle operated by British Airways CitiExpress, a wholly owned subsidiary.

Using RJ100 aircraft, the new London City routes are aimed primarily at the European and domestic business markets. In addition British Airways will give its key Manchester network a major boost with the introduction of three new routes and extra capacity this year. British Airways CitiExpress has also signed a heads of terms with Humberside based Eastern Airways to transfer 12 Jetstream 41 aircraft and its associated engineering hangar at Glasgow as part of an accelerated strategy to move to an all jet regional operation. British Airways CitiExpress plans to withdraw from 21 regional routes and will no longer fly from Cardiff and Leeds-Bradford airports. Eastern Airways plans to operate routes from Leeds Bradford to Aberdeen, Southampton and Isle of Man; Newcastle to Birmingham, Aberdeen, Southampton.

Rod Eddington, Chief Executive of British Airways, is to be Chairman of the Association of European Airlines which represents the major European scheduled airlines, for 2003.

ends

January 6, 2003 KG/001/03

BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS

	Month of December				Financial year to date
					April through December
			Change				Change
SCHEDULED SERVICES	2002	2001	(%)		2002	2001	(%)

Passengers carried (000)
UK/Europe	1962	1846	+6.2		20748	21478	-3.4
Americas	561	506	+10.8		5137	5109	+0.6
Asia Pacific	131	151	-13.8		1190	1319	-9.7
Africa and Middle East	226	215	+5.0		1901	2086	-8.9
Total	2878	2719	+5.9		28976	29991	-3.4

Revenue passenger km (m)
UK/Europe	1510	1440	+4.9		16346	17327	-5.7
Americas	3789	3494	+8.4		34605	34879	-0.8
Asia Pacific	1344	1558	-13.7		12142	13240	-8.3
Africa and Middle East	1560	1490	+4.8		12817	14101	-9.1
Total	8204	7983	+2.8		75910	79547	-4.6

Available seat km (m)
UK/Europe	2449	2457	-0.4		23812	27249	-12.6
Americas	5104	4901	+4.2		46757	48342	-3.3
Asia Pacific	1775	2160	-17.8		15628	18336	-14.8
Africa and Middle East	2192	2106	+4.0		18336	20164	-9.1
Total	11519	11624	-0.9		104533	114091	-8.4

Passenger load factor (%)
UK/Europe	61.7	58.6	+3.1	pts	68.6	63.6	+5.0	pts
Americas	74.2	71.3	+2.9	pts	74.0	72.1	+1.9	pts
Asia Pacific	75.7	72.2	+3.5	pts	77.7	72.2	+5.5	pts
Africa and Middle East	71.2	70.7	+0.5	pts	69.9	69.9	+0.0	pts
Total	71.2	68.7	+2.5	pts	72.6	69.7	+2.9	pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)	345	337	+2.5		3220	3029	+6.3
Total RTK	1173	1145	+2.4		10805	10981	-1.6
Available tonne km (m)	1762	1773	-0.6		16062	17316	-7.2

Overall load factor (%)	66.6	64.6	+2.0	pts	67.3	63.4	+3.9	pts

Certain information included in this statement is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Companys plans and objectives for future operations, including, without limitation, discussions of the Companys ‘Future Size and Shape’ programme, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company’s forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Companys SEC filings, including, without limitation the Companys Report on Form 20-F for the year ended March 2002.

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